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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48198

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ATLANTIC PACIFIC CAPITAL INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

102 Greenwich Avenue, 2nd Floor
(No. and Street)

Greenwich	CT	06830
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Anthony Bossone (203) 861 5484
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Reynolds & Rowella, LLP
(Name – *if individual, state last, first, middle name*)

51 Locust Avenue	New Canaan	CT	06840
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Anthony Bossone, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Atlantic-Pacific Capital, Inc., as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JASPER K. MUI
NOTARY PUBLIC
MY COMMISSION EXPIRES AUG. 31, 2020

Notary Public

Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Atlantic-Pacific Capital, Inc.

Consolidated Financial Statements
and Supplemental Information
December 31, 2016

Atlantic-Pacific Capital, Inc.
Table of Contents
For the Year Ended December 31, 2016

REYNOLDS + ROWELLA
ACCOUNTING AND CONSULTING

Report of Independent Registered Public Accounting Firm

To the Stockholder
of Atlantic-Pacific Capital, Inc.
Greenwich, Connecticut

We have audited the accompanying consolidated statement of financial condition of Atlantic-Pacific Capital, Inc. and Subsidiaries (collectively, the "Company") as of December 31, 2016, and the related consolidated statements of operations, comprehensive loss, changes in stockholder's equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Atlantic-Pacific Capital, Inc. and Subsidiaries as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained on pages 15 through 17 has been subjected to audit procedures performed in conjunction with the audit of the Company's consolidated financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the consolidated financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the consolidated financial statements as a whole.

Reynolds & Rowella, LLP

Reynolds & Rowella, LLP

New Canaan, Connecticut
February 23, 2017

Atlantic-Pacific Capital, Inc.
Consolidated Statement of Financial Condition
As of December 31, 2016

Assets	
Current assets	
Cash	$ 13,515,564
Placement fees receivable	8,736,248
Due from funds	275,958
Other current assets	117,759
Total current assets	22,645,529
Placement fees receivable	1,689,662
Property and equipment, net	91,375
Other assets	36,759
Total assets	$ 24,463,325
Liabilities and stockholder's equity	
Current liabilities	
Accounts payable and accrued expenses	$ 1,210,208
Deferred revenue	755,641
Deferred tax	50,000
Total current liabilities	2,015,849
Long term liabilities	
Accrued defined benefit plan obligation	1,978,919
Total liabilities	3,994,768
Stockholder's equity	
Common stock	1
Additional paid-in-capital	178,610
Retained earnings	20,305,144
Accumulated other comprehensive loss	(15,198)
Total stockholder's equity	20,468,557
Total liabilities and stockholder's equity	$ 24,463,325

The accompanying notes are an integral part of these financial statements.

Atlantic-Pacific Capital, Inc.
Consolidated Statement of Operations
For the Year Ended December 31, 2016

Revenues	
Placement fees	$ 21,140,992
Interest income	487,191
Other income	500,000
Total revenues	22,128,183
Operating expenses	
Salaries and related benefits	32,664,295
General and administrative	1,472,627
Professional fees	906,360
Travel	418,901
Depreciation and amortization	43,285
Total operating expenses	35,505,468
Loss from operations before income taxes	(13,377,285)
Income tax benefit	(84,204)
Net loss	$ (13,293,081)

The accompanying notes are an integral part of these financial statements.

Atlantic-Pacific Capital, Inc.
Consolidated Statement of Comprehensive Loss
For the Year Ended December 31, 2016

Net loss	$ (13,293,081)
Other comprehensive gain/(loss)	
Foreign currency translation adjustment	(375,045)
Defined benefit pension plan:	
Net gain arising during the period	842,833
Other comprehensive gain	467,788
Comprehensive loss	$ (12,825,293)

The accompanying notes are an integral part of these financial statements.

Atlantic-Pacific Capital, Inc.
Consolidated Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2016

	Common Stock*	Additional Paid-in-Capital	Retained Earnings	Accumulated Other Comprehensive Gain/(Loss)	Total Stockholder's Equity
Balance, December 31, 2015	$ 1	$ 178,610	$38,098,225	$ (482,986)	$ 37,793,850
Distributions to owner	-	-	(4,500,000)	-	(4,500,000)
Net loss	-	-	(13,293,081)	-	(13,293,081)
Minimum pension liability	-	-	-	842,833	842,833
Currency translation adjustment	-	-	-	(375,045)	(375,045)
Balance, December 31, 2016	$ 1	$ 178,610	$20,305,144	$ (15,198)	$ 20,468,557

* 3,000 shares of common stock have been authorized. 100 shares have been issued and remain outstanding with a par value of $.01 per share.

The accompanying notes are an integral part of these financial statements.

Atlantic-Pacific Capital, Inc.
Consolidated Statement of Cash Flows
For the Year Ended December 31, 2016

Cash flows from operating activities	
Net loss	$ (13,293,081)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation and amortization	43,285
Loss on disposal of equipment	1,857
Deferred tax benefit	(200,000)
Changes in operating assets and liabilities:	
Placement fees receivable	18,327,587
Due from funds	33,681
Other assets	272,035
Accounts payable and accrued expenses	(976,586)
Deferred revenue	333,767
Accrued defined benefit plan obligation	413,943
Net cash provided by operating activities	4,956,488
Cash flows from financing activities	
Distributions to owner	(4,500,000)
Net cash used in financing activities	(4,500,000)
Effect of foreign exchange rates	(375,045)
Net increase in cash	81,443
Cash - beginning of year	13,434,121
Cash - end of year	$ 13,515,564
Supplemental cash flow disclosure:	
Cash paid during the year for:	
Income taxes	$ 51,052

The accompanying notes are an integral part of these financial statements.

1. Nature of Business

Atlantic-Pacific Capital, Inc. (the "Company") was incorporated in the State of Delaware on February 9, 1995. The Company is a registered broker-dealer subject to certain regulations of the Securities and Exchange Commission ("SEC"), the Financial Industry Regulatory Authority and the Municipal Securities Rulemaking Board. The Company is also a member of the Securities Investor Protection Corporation.

The Company raises capital from institutional investors for interests in private equity limited partnerships (the "Funds") that are not registered or publicly traded. The Company earns a fee based on a percentage of capital invested or committed to be invested in such Funds. The Company's agreements with its clients typically include a retainer fee and schedule of fee payments to be made over an extended period of time with interest after acceptance by a Fund of capital or capital commitments.

The Company's consolidated financial statements include two active wholly-owned subsidiaries, Atlantic-Pacific Capital Limited ("APC Ltd.") and Atlantic Pacific Capital Asia Limited ("APC Asia Ltd."). APC Ltd. operates in London, England, is registered with the Financial Conduct Authority, and markets the services of the Company in Europe. APC Asia Ltd. operates in Hong Kong, China, is registered with the Securities and Futures Commission, and markets the services of the Company in Asia. All significant intercompany balances and transactions have been eliminated.

2. Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements of Atlantic-Pacific Capital, Inc. and its subsidiaries have been prepared in accordance with accounting principles generally accepted in the United States of America.

Foreign Currency Translation

The Company's reporting currency is the U.S. Dollar. APC Ltd.'s functional currency is the British Pound, its local currency. APC Asia Ltd.'s functional currency is the Hong Kong Dollar, its local currency. All asset and liability accounts of APC Ltd. and APC Asia Ltd. are translated at year-end exchange rates and income and expenses are translated into U.S. Dollars using weighted average exchange rates. Resulting translation adjustments are reported as a separate component of comprehensive loss on the statement of consolidated comprehensive loss.

Revenue and Expense Recognition

Placement fees are recognized as earned upon acceptance of capital or capital commitments by a Fund. The Company receives non-refundable retainer fees upon execution of agreements with Funds to provide capital raising services, which are recorded as revenue when earned ratably over the longer of the term of the client engagement or the relationship with these clients, and are included in placement fees on the consolidated statement of operations. All other income and expenses are recognized when earned and incurred, respectively.

Placement Fees Receivable

Placement fees receivable are typically due over one to three years commencing upon acceptance of capital or capital commitments by a Fund. Placement fees accrue interest at various rates that

range from 3.5% to 7.75%. The Company recognized $487,191 of interest income on the unpaid balance for the year ended December 31, 2016. When there is no stated interest rate the Company discounts placement fees receivable balances that extend beyond one year at a rate of 5.1%. There were no such placement fees receivable balances that extend beyond one year at December 31, 2016. Placement fees may be prepaid in whole or in part any time without premium or penalty. The Company recognizes an allowance for uncollectible placement fees by individual account analysis based on the client's ability to pay, willingness to pay and the expected recovery of amounts from applicable collection methods. At December 31, 2016, the Company did not have an allowance for doubtful accounts as all receivable amounts are deemed fully collectible.

Cash and Cash Equivalents
The Company considers all short term investments with an original maturity of 90 days or less to be cash equivalents. There were no cash equivalents at year-end.

Net Revenue Participation
Pursuant to the Company's incentive compensation program, certain employees, under specific circumstances, are compensated at awarded percentages of placement fees and interest received less operating expenses incurred during a given calendar year ("net revenue participation"). The awards are approved by management at the beginning of each calendar year. The Company recognizes net revenue participation expense quarterly as earned by the employees and is calculated based on placement fees and interest received less operating expenses incurred by the Company. Such incentive compensation is typically paid within 30 days after the end of each calendar quarter. Net revenue participation expense is included in salaries and related benefits on the consolidated statement of operations and any earned but unpaid incentive compensation is included as accrued revenue participation on the consolidated statement of financial condition.

Due from Funds
The Company is reimbursed by the Funds for all reasonable travel, telephone, printing, postage and other out-of-pocket expenses incurred in relation to the capital raising services provided.

Property and Equipment, Net
Property and equipment are recorded at cost. Depreciation and amortization are provided using accelerated methods in accordance with accounting principles generally accepted in the United States of America over the estimated useful lives of the assets. Property and equipment consist of the following:

Asset	**Life**	**Carrying Value**
Computer equipment and software	3 - 5 years	$ 327,117
Furniture and fixtures	4 - 7 years	151,710
Leasehold improvements	The lesser of the life of lease or the leasehold improvements	446,531
		925,358
Less accumulated depreciation and amortization		(833,983)
Property and equipment, net		$ 91,375

Income Taxes
The stand-alone United States entity, Atlantic-Pacific Capital, Inc. ("APC, Inc.") has elected to be taxed under the provisions of subchapter "S" of the Internal Revenue Code. Under those provisions, APC, Inc. does not pay federal income taxes on its taxable income. Instead, the stockholder is liable for individual federal income taxes on the taxable income of APC, Inc. Based upon various apportionment factors and state and local income tax laws, APC, Inc. may be liable for income taxes in certain states and cities in which APC, Inc. does business.

APC Ltd. is liable for corporation taxes in the United Kingdom based upon its taxable income.

APC Asia Ltd. is liable for corporation taxes in Hong Kong, a Special Administrative Region of the People's Republic of China, based upon its taxable income.

Management has evaluated and concluded that the Company has taken no uncertain tax positions that require adjustment or disclosure in the financial statements. The Company's 2013 through 2016 tax years are open for examination by federal, state and local tax authorities.

Use of Estimates in Financial Statements
The preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant estimates in the financial statements include an allowance for doubtful accounts and assumptions used to determine the pension liabilities. Actual results may differ from those estimates.

Fair Value Measurements
The Company records its financial assets and liabilities at fair value. The accounting standard for fair value which provides a framework for measuring fair value clarifies the definition of fair value and expands disclosures regarding fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the reporting date. The accounting standard establishes a three-tier hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1 – Quoted prices in active markets for identical assets or liabilities.

Level 2 – Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

3. Aged Analysis of Placement Fees Receivable

The following table summarizes the aging of the Company's placement fees receivable at December 31, 2016:

	30-59 Days Past Due	60-89 Days Past Due	90 Days Or More Past Due	Total Past Due	Total Not Past Due	Total Placement Fees Receivable
Placement fees receivable	$ 500,000	$ -	$ 57,500	$ 557,500	$ 9,868,410	$10,425,910
Total	$ 500,000	$ -	$ 57,500	$ 557,500	$ 9,868,410	$10,425,910

4. Provision for Income Taxes

Income taxes consist of the following at December 31, 2016:

Current tax expense	
APC, Inc.	$ 56,547
APC Ltd.	25,258
APC Asia Ltd.	33,991
Total current tax expense	115,796
Deferred tax benefit	
APC, Inc.	(200,000)
Total deferred tax benefit	(200,000)
Total income tax benefit	$ (84,204)

APC, Inc. has recorded a deferred tax liability of $50,000 relating to certain state and city taxes which APC, Inc. is responsible for. APC, Inc.'s deferred tax liabilities primarily result from placement fee receivables.

5. Operating Leases

The Company leases office space in various cities throughout the United States, Europe and Asia under noncancelable operating leases expiring at various dates through October, 2021.

The following is a schedule of future minimum annual lease payments required under these noncancellable operating leases:

Year Ending December 31,	
2017	$ 596,121
2018	526,990
2019	518,017
2020	446,929
2021	385,472
	$ 2,473,529

Rent expense for the year ended December 31, 2016 totaled $591,800. It is reflected on the consolidated statement of operations as a component of general and administrative expenses.

6. Profit Sharing Plan and Pension Plan

The Company (the "Plan Sponsor") sponsors a defined contribution plan covering substantially all of its employees. Contributions at the discretion of the Company are determined as a percentage of each covered employee's compensation and totaled $445,692 for the year ended December 31, 2016.

The Company also sponsors a defined benefit pension plan (the "Plan"), covering eligible employees who are 21 years of age with one or more years of service. Pension benefits are based on years of service and the employee's average compensation during the last five years of employment. The Company's funding policy is to contribute the amount required to fully fund the Plan's current liability or the amount necessary to meet the applicable regulations.

The Company's overall investment strategy is to provide a regular and reliable source of income to meet the liquidity needs of the Plan and minimize reliance on Plan Sponsor contributions as a source of benefit security. The Company's investment policy includes various guidelines and procedures designed to ensure assets are invested in a manner necessary to meet expected future benefits earned by participants. The target allocation by major asset classes is central to the investment policy. The objective of the target allocation is to ensure assets are invested with the intent to protect Plan assets so that such assets are preserved for the provision of benefits to participants and their beneficiaries and such long-term growth as may maximize the amounts available to provide such benefits without undue risk. Also considered are the weighted average return of capital and historical returns on comparable equity, debt, and other investments. The overall investment strategy is to achieve approximately 50% equity securities, 40% fixed income securities and 10% real asset securities. At December 31, 2016, the Plan's master trust was invested as follows: cash and cash equivalents of 2%, equity securities of 52%, fixed income securities of 37% and real asset securities of 9%.

The Plan's expected return on Plan assets assumption of 5.5% is derived from a review of actual historical returns achieved by the Plan's master trust and anticipated future long-term performance of individual asset classes. While consideration is given to recent trust performance and historical returns, the assumption represents a long-term, prospective return.

Key information relating to the Plan with an accumulated benefit obligation in excess of Plan assets at December 31, 2016 is as follows:

Projected benefit obligation	$7,648,950
Accumulated benefit obligation	$5,946,963
Fair value of Plan assets	$5,670,031

At December 31, 2016, all of the Plan assets were included in Level 1. The fair values of the Plan assets at December 31, 2016, by asset category are as follows:

Asset Category	Total	Fair Value Measurements at December 31, 2016 Quoted Prices in Active Markets for Identical Assets (Level 1)
Cash	$ 117,075	$ 117,075
Equity securities: [a]		
U.S. large-cap	1,451,540	1,451,540
U.S. mid-cap	275,127	275,127
U.S. small-cap	164,717	164,717
International developed markets	654,987	654,987
International emerging markets	329,813	329,813
Fixed income securities: [b]		
Domestic	1,929,133	1,929,133
International	233,616	233,616
Real estate securities [c]	233,135	233,135
Commodities securities [d]	280,888	280,888
Total	**$ 5,670,031**	**$ 5,670,031**

(a) This category is comprised of actively managed and index domestic and international equity mutual funds and exchange traded funds.
(b) This category is comprised of actively managed and index domestic and international bond mutual funds.
(c) This category is comprised of an index domestic real estate mutual fund.
(d) This category is comprised of an actively managed commodity mutual fund.

The components of net periodic benefit cost, assumptions, change in projected benefit obligation, change in Plan assets and the unfunded status reconciliation for the Plan at December 31, 2016 are as follows:

Components of net periodic benefit cost		
Service cost	$	1,688,353
Interest cost		358,025
Expected return on Plan assets		(291,074)
Amortization of net gain		(2,639)
Net periodic benefit cost	$	1,752,665
Weighted average assumptions used to determine net periodic benefit cost and benefit obligation		
Discount rate at December 31		5.50%
Weighted average rate of compensation increase		1.50%
Expected long-term return on Plan assets		5.50%
Change in projected benefit obligation		
Benefit obligation at the beginning of the year	$	7,208,850
Service cost		1,688,353
Interest cost		358,025
Actuarial gain		(750,156)
Benefits paid		(856,122)
Benefit obligation at the end of the year	$	7,648,950
Change in Plan assets		
Fair value of the Plan assets at the beginning of the year	$	4,801,041
Actual return on Plan assets		381,112
Employer contributions		1,344,000
Benefits paid		(856,122)
Fair value of the Plan assets at the end of the year	$	5,670,031
Unfunded status	$	1,978,919
Amount recognized in the statement of financial condition		
Accrued defined benefit plan obligation	$	1,978,919

The following benefit payments are expected to be paid out of the Plan over the next 10 years ending December 31:

2017	$	-
2018		-
2019		129,048
2020		127,576
2021		126,013
Thereafter to 2026		881,147
	$	1,263,784

7. Concentration of Credit Risk

The Company and its subsidiaries maintain cash and savings accounts at two financial institutions. Cash balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per insured bank account. At all times during the year, balances exceeded insured limits. The Company has not experienced any losses in the past in these accounts.

The Company derives its revenue from a few clients and there is a concentration of placement fees receivable associated with these clients. At December 31, 2016, approximately 53% of the Company's placement fees receivable were due from three clients.

8. Commitments and Contingencies

In the normal course of business, the Company enters into contracts that contain a variety of representations, warranties and indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve potential future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

9. Related Party Transactions

The Company's sole stockholder from time to time uses Company resources to provide services to an affiliate also owned by the Company's stockholder. Amounts charged to an affiliate by the Company are at cost and recorded as a reduction of the actual expense incurred. Such amounts charged to the affiliate for the year ended December 31, 2016 totaled $15,747. The Company has been reimbursed by the affiliate for the full amount.

The same affiliate provided services to the Company in the amount of $79,600 for the year ended December 31, 2016 which has been recorded as expenses as incurred. The Company has paid the affiliate for the full amount.

An officer of the Company has provided a personal guarantee of an office lease obligation.

10. Customer Securities – Possession and Control Requirements

The Company is exempt from certain provisions of Rule 15c3-3 under paragraph (k)(2)(i) of the Securities Exchange Act of 1934 since it carries no customer accounts, and does not otherwise hold funds or securities of customers.

11. Net Capital and Aggregate Indebtedness Requirements

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the Company to maintain minimum net capital of 6 2/3% of aggregate indebtedness and a ratio of aggregate indebtedness to net capital not exceeding fifteen to one.

At December 31, 2016, the Company had net capital of $5,828,643 which was $5,485,245 in excess of the minimum net capital requirement of $343,398. The Company's ratio of aggregate indebtedness to net capital was 0.8837 to 1.0.

Supplemental Information
December 31, 2016

Atlantic-Pacific Capital, Inc.
Unconsolidated Computation of Net Capital Pursuant to SEC Rule 15c3-1
December 31, 2016

Stockholder's equity	$ 17,492,669
Less: nonallowable assets	
Placement fees receivable	10,425,910
Investment in affiliates	761,750
Due from funds	275,958
Other assets	109,033
Property and equipment	91,375
Total nonallowable assets	11,664,026
Less: haircuts	-
Net capital	$ 5,828,643
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	343,398
Excess net capital	$ 5,485,245
Excess net capital at 1000 percent	$ 5,313,545
Aggregate indebtedness	
Accured defined benefit plan obligation	$ 1,978,919
Due to affiliates	1,654,583
Accounts payable & accrued expenses	761,822
Deferred revenue	755,641
Total aggregate indebtedness	$ 5,150,965
Ratio: Aggregate indebtedness to net capital	0.8837 to 1.0

Reconciliation of Net Capital and Unaudited Net Capital Pursuant to SEC Rule 17a-5(d)(4)
December 31, 2016

The net capital computation above does not differ from that filed by the Company on January 26, 2017 in its unaudited filing.

Atlantic-Pacific Capital, Inc.
Unconsolidated Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Pursuant to SEC Rule 15c3-3
December 31, 2016

The Company is exempt under Rule 15c3-3 (k)(2)(i).

Atlantic-Pacific Capital, Inc.
Reconciliation of Audited Consolidated Statement of Financial Condition to the Atlantic-Pacific Capital, Inc. Unconsolidated Statement of Financial Condition
As of December 31, 2016
(in U.S. dollars)

	Audited Consolidated Statement of Financial Condition	Subsidiaries Excluded, Reclassifications, and Eliminations	Atlantic - Pacific Capital, Inc. Unconsolidated Statement of Financial Condition
Assets			
Current assets			
Cash	$ 13,515,564	$ (2,485,956)	$ 11,029,608
Placement fees receivable, net	8,736,248	-	8,736,248
Other current assets	117,759	(27,078)	90,681
Due from funds	275,958	-	275,958
Total current assets	22,645,529	(2,513,034)	20,132,495
Placement fees receivable	1,689,662	-	1,689,662
Property and equipment, net	91,375	-	91,375
Other assets	36,759	(18,407)	18,352
Investment in affiliates	-	761,750	761,750
Total assets	$ 24,463,325	$ (1,769,691)	$ 22,693,634
Liabilities and stockholder's equity			
Current liabilities			
Accounts payable and accrued expenses	1,210,208	(448,386)	761,822
Deferred revenue	755,641	-	755,641
Due to affiliates	-	1,654,583	1,654,583
Deferred tax	50,000	-	50,000
Total current liabilities	2,015,849	1,206,197	3,222,046
Long term liabilities			
Accrued defined benefit plan obligation	1,978,919	-	1,978,919
Total liabilities	3,994,768	1,206,197	5,200,965
Stockholder's equity	20,468,557	(2,975,888)	17,492,669
Total liabilities and stockholder's equity	$ 24,463,325	$ (1,769,691)	$ 22,693,634

REYNOLDS + ROWELLA
ACCOUNTING AND CONSULTING

Report of Independent Registered Public Accounting Firm

To the Stockholder of
Atlantic-Pacific Capital, Inc.
Greenwich, Connecticut

We have reviewed management's statements, included in the accompanying Atlantic-Pacific Capital, Inc. Exemption Report, in which (1) Atlantic-Pacific Capital, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Atlantic-Pacific Capital, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) Atlantic-Pacific Capital, Inc. stated that Atlantic-Pacific Capital, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Atlantic-Pacific Capital, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Atlantic-Pacific Capital Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Reynolds & Rowella, LLP

New Canaan, CT
February 23, 2017

ATLANTIC PACIFIC CAPITAL

Atlantic-Pacific Capital Inc. Exemption Report

January 25, 2017

SEC Rule 15c3-3

The Company is a registered broker-dealer subject to rule 17a-5 of the Securities and Exchange Commission (SEC). The Company raises capital from institutional investors and accredited investors for interests in private equity limited partnerships (the "Funds") that are not registered or publicly traded. The Company earns a fee based on a percentage of capital invested or committed to be invested in such Funds. The Company does not carry or maintain customer accounts; hold or handle customer funds or securities; accept customer trading orders; or engage in proprietary trading or market-making. To the best of its knowledge and belief, the Company states the following: the Company claims exemption from SEC rule 15c3-3 under the provision of paragraph (k)(2)(i), the Company has met the identified exemption provision through the most recent fiscal year ended December 31, 2016 without exception.

Anthony Bossone

Anthony Bossone
Chief Financial Officer
Atlantic-Pacific Capital, Inc.